================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

                                   ----------

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

COMMISSION FILE NUMBER: 001-15787

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  METLIFE, INC.
                                 200 PARK AVENUE
                          NEW YORK, NEW YORK 10166-0188

================================================================================

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..................     1

FINANCIAL STATEMENTS:
   Statements of Net Assets Available for Benefits as of December
      31, 2005 and 2004..................................................     2
   Statement of Changes in Net Assets Available for Benefits for the Year
      Ended December 31, 2005............................................     3
   Notes to Financial Statements.........................................     4
   Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at
      End of Year) as of December 31, 2005...............................    12
   Signatures............................................................    13
   Exhibit Index.........................................................    14

Note: Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
Savings and Investment Plan for Employees of
Metropolitan Life and Participating Affiliates

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
Certified Public Accountants

Tampa, FL
June 21, 2006

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2005 AND 2004
                             (DOLLARS IN THOUSANDS)

                                                            2005         2004
                                                         ----------   ----------
ASSETS:
Participant directed investments......................   $3,984,588   $3,690,746
                                                         ----------   ----------
Net assets available for benefits.....................   $3,984,588   $3,690,746
                                                         ==========   ==========

                 See accompanying notes to financial statements.

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2005
                             (DOLLARS IN THOUSANDS)

                                                                         2005
                                                                      ----------
Additions:
   Participant contributions ......................................   $  173,564
   Employer contributions .........................................       64,436
   Interest income ................................................      102,435
   Dividend income ................................................        1,976
   Transfers into the Plan ........................................          942
   Net appreciation in fair value of investments ..................      153,196
                                                                      ----------
      Total additions .............................................      496,549
                                                                      ----------
Deductions:
   Benefit payments ...............................................      195,917
   Investment advisory and management fees ........................        6,210
   Other Expense ..................................................          580
                                                                      ----------
      Total deductions ............................................      202,707
                                                                      ----------
Increase in net assets ............................................      293,842
                                                                      ----------
Net assets available for benefits, beginning of year ..............    3,690,746
                                                                      ----------
Net assets available for benefits, end of year ....................   $3,984,588
                                                                      ==========

                 See accompanying notes to financial statements.

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 2005 AND 2004
            (DOLLAR AMOUNTS ARE IN THOUSANDS UNLESS OTHERWISE STATED)

1.   DESCRIPTION OF THE PLAN

     The following description of the Savings and Investment Plan for Employees of Metropolitan Life and Participating Affiliates (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document (the "Plan Document") for a more complete description of the Plan.

     GENERAL INFORMATION -- The Plan became effective on May 1, 1970 and, as subsequently amended, is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participants who had amounts under The New England 401(k) Plan which were invested in The New England Financial Accumulation Account, as of December 31, 2000, have such account as a frozen tenth Core Fund (as hereinafter defined), to the extent they have retained assets in such fund. Such assets are classified with the Plan's Fixed Income Fund. The Plan is administered by a senior officer of Metropolitan Life Insurance Company (the "Company"). Record keeping services are performed for the Plan by an independent third-party.

     The Plan is a defined contribution plan consisting of the following eight investment options through participation in various separate account funds sponsored by the Company and The New England Financial Accumulation Account, where applicable:

                                   Separate Accounts #78, #253, #378, #429 & The
        Fixed Income Fund           New England Financial Accumulation Account
--------------------------------------------------------------------------------
           Equity Fund                         Separate Account #413
--------------------------------------------------------------------------------
     Common Stock Index Fund                   Separate Account MI
--------------------------------------------------------------------------------
Blended Small Company Stock Fund               Separate Account #334
--------------------------------------------------------------------------------
    International Equity Fund                  Separate Account #79
--------------------------------------------------------------------------------
    Small Company Stock Fund                   Separate Account #307
--------------------------------------------------------------------------------
        Value Equity Fund                      Separate Account #267
--------------------------------------------------------------------------------
  Emerging Markets Equity Fund                 Separate Account #247
--------------------------------------------------------------------------------


     Contributions to each separate account fund are remitted to the Company pursuant to group annuity contracts and allocated in accordance with the elections of the participants (as defined below). The Plan also offers participants the option to invest in the shares of the Company's parent, MetLife, Inc., through the MetLife Company Stock Fund. The separate account funds and the MetLife Company Stock Fund together constitute the nine core investment options of the Plan ("Core Funds"). To supplement the Core Funds, the Plan offers to all participants the ability to transfer funds out of the Core Funds into a Self-Directed Account ("SDA"). The SDA works like a personal brokerage account by providing participants with direct access to a wide variety of mutual funds that are available to the public through many well-known mutual fund families. Both the MetLife Company Stock Fund and the SDA are held in trust and contributions and transfers are remitted to Mellon Bank, N.A., as trustee.

     PARTICIPANT ACCOUNTS -- The record keeper maintains individual account balances for each employee of Participating Affiliates (as defined below) who participates in the Plan (each such employee, a "participant"). Each participant's account is credited with contributions, as discussed below, and allocations of investment earnings and charged with withdrawals and allocations of investment losses and administrative expenses paid by the Plan, as provided by the Plan Document. A participant is entitled to the benefits that can be provided by the participant's vested account balance determined in accordance with the Plan Document and as described below.

     CONTRIBUTION AND FUNDING -- Contributions, as defined in the Plan Document, consist of that portion of participant contributions which are matched by the Company, MetLife Group, Inc., Metropolitan Property and Casualty Insurance Company, Texas Life Insurance Company, MetLife Bank National Association, MetLife Insurance Company of Connecticut (formerly,The Travelers Insurance Company), and Trumbull Street Investments, LLC (collectively, the "Participating Affiliates"), each for its own participants, and that portion of participant contributions which are not matched by any of the Participating Affiliates. Contributions of the Participating Affiliates vest in the participants' accounts in accordance with the terms of the Plan. Contributions of the participants and Participating Affiliates are credited to the respective Core Funds in the manner elected by the participants and provided by the Plan. Pursuant to the terms of the Plan, matching contributions of the Participating Affiliates may be reduced to reflect forfeiture of non-vested participant interest and are suspended for six months if money is withdrawn by the participant from certain restricted funds.

     Each year, participants may contribute up to 40 percent of their eligible compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. Highly compensated employees may elect to make before and after-tax contributions up to a maximum of 10% and 13% respectively, of such participants' compensation. Participants who were age 50 or older during the Plan year were permitted to make additional catch-up contributions in excess of the regular IRC limitations (up to $4 and $3 for the years ended December 31, 2005 and 2004, respectively). The Participating Affiliates (other than Texas Life Insurance Company) each make a matching contribution equal to 4% of the participant's eligible compensation when a participant contributes a minimum of 3% of their eligible compensation to the Plan. Texas Life Insurance Company makes a matching contribution equal to 3% of the participant's eligible compensation when a participant contributes a minimum of 3% of their eligible compensation to the Plan. Subject to the approval of the Plan Administrator, participants may also rollover into the Plan, amounts representing distributions from traditional IRAs (to the extent that the participant did not make nondeductible contributions), qualified defined benefit plans, qualified defined contribution plans, 403(b) plans or governmental 457(b) plans.

     PARTICIPATION -- Generally all employees of the Participating Affiliates who are regularly scheduled to work at least 1,000 hours per year, with the exception of certain groups of individuals performing services for the Participating Affiliates (e.g., individuals classified by the Participating Affiliates as leased employees, individuals classified by the Participating Affiliates as independent contractors, certain statutory employees of GenAmerica Financial Corporation as of December 31, 2000 and employees participating in or eligible to participate in the New England Agents' Deferred Compensation Plan and Trust, the New England Agents' Retirement Plan and Trust and/or the New England Agency Employees' Retirement Plan and Trust and certain collectively bargained employees), are eligible to become participants in the Plan on their date of hire and may immediately make contributions to the Plan. Generally, all employees of the Participating Affiliates, with the exception of certain groups of employees such as those described in the preceding sentence, are eligible to receive an allocation of Company matching contributions as of the first day of the month following the date they complete one year of service, provided that they make the minimum contributions to the Plan, as discussed above.

     VESTING -- Participant contributions vest immediately. Matching contributions become fully vested upon the participant attaining age 55 or the participant's completion of five years of service in accordance with the five-year graded vesting schedule. A participant becomes 25% vested after the completion of two years of service, and then increases his or her vested percentage by an additional 25% per year for each year of completed service, until the participant is 100% vested in the Plan after five years of completed service. Vesting is accelerated if the participant is terminated under the MetLife Plan for Transition Assistance for Officers, the MetLife Plan for Transition Assistance (which covers non-officer level employees), the 2005-2006 MetLife Integrated Severance Plan (which covers MetLife Insurance Company of Connecticut (formerly, The Travelers Insurance Company), Trumbull Street Investments, LLC and certain employees of other Participating Affiliates), or is on disability for more than 24 months.

     FORFEITED ACCOUNTS -- For the years ended December 31, 2005 and 2004, forfeited non-vested accounts totaled $2,246 and $1,201, respectively. Funds from such forfeited non-vested accounts are transferred to the Company's General Account Fund until such time as they are used to reduce future employer matching contributions, to pay certain Plan administrative expenses, and/or restore forfeited balances of partially vested participants who were re-employed and timely repaid the vested portion of amounts that were previously distributed to the participant. During the year ended December 31, 2005, no forfeitures from non-vested accounts were used to reduce employer matching contributions, to pay certain Plan administration expenses, or restore forfeited balances of partially vested participants who were re-employed.

     WITHDRAWALS AND DISTRIBUTIONS -- A participant may request cash withdrawals from the Plan under the conditions set forth in the Plan Document. Distributions from the Plan may be made upon a participant's retirement, death, disability for more than 24 months, or termination of employment.

     LOANS -- Participants may borrow from their accounts up to a maximum of $50 (reduced by the highest outstanding balance of loans during the one-year period ending the day before the date a loan is to be made) or 50 percent of their account balance (reduced by outstanding loans on the date of the loan), whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan Administrator. The principal of and interest on the loans are paid ratably through payroll deductions. Loan repayments are made to any or all of the Core Funds in accordance with the participant's contribution investment allocation at the time of repayment. The loan balance outstanding as of December 31, 2005 and 2004 was $56,846 and $53,731, respectively.

     ADMINISTRATIVE EXPENSES -- Expenses of the Plan, other than some investment-related expenses and a limited amount of administrative expenses, are paid by the Participating Affiliates if not paid by the Plan as provided in the Plan Document.

     PLAN AMENDMENT -- During the year ended December 31, 2005, the following amendments were made to the Plan:

The Plan was amended to clarify several Plan provisions, including, among others, permitting beneficiaries to continue installment payments after a participant's death and permitting beneficiaries to stop installments in certain situations.

The Plan Administrator was given the authority to adjust the allocations of one or more participant accounts when an over allocation or under allocation occurs in such account.

Participants whose account balance transferred as a result of the sale of State Street to BlackRock, Inc. ("BlackRock"), or participants whose employment was eliminated under the 2005-2006 MetLife Integration Severance Plan (which applies to MetLife Insurance Company of Connecticut's (formerly, The Travelers
Insurance Company) and Trumbull Street Investments, LLC's associates and employees and associates and employees of certain other Participating Affiliates) had their participant account's automatically become 100% vested.

Due to legislative changes, the policy regarding distributions of participants' account balances when the participant leaves employment, dies or becomes disabled for a period longer than 24 months was amended. The cash out limit was reduced from $5 to $1 beginning in 2005.

The Plan was amended to add two exceptions to the prohibitions against using funds deposited into the Plan for anything other than the exclusive benefit of Participants or their beneficiaries. These exceptions permit the Company to recover its contributions if there was a mistake in fact, or if the Company's tax deduction for contributions is disallowed by the IRS.

The claims and review procedures of the Plan were amended to limit the time period for submitting claims and suits challenging denial of claims by participants. The ERISA claims and appeals procedures are still in place to allow a mechanism for the participant to dispute a Plan related issue.

The compensation definitions of the Plan were amended to reflect changes made to benefit eligible compensation.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following are the significant accounting policies followed by the Plan:

     BASIS OF ACCOUNTING -- The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

     USE OF ESTIMATES -- The preparation of financial statements in conformity with GAAP requires the Plan Administrator to adopt accounting policies and make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES -- The Plan utilizes various investment securities, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     INVESTMENT VALUATION AND INCOME RECOGNITION -- The Plan's net assets in the Fixed Income Fund represent group annuity contracts with the Company and are valued at contract value (Note 4). Contract value represents contributions made under the contract, plus interest at the rate guaranteed by the fund, less withdrawals, disbursements and loans to participants.

     Contributions are recognized when due and withdrawals and distributions are recognized when incurred. Investment income is recorded as earned. Loans to participants are carried at the outstanding loan balance.

     Funds held in the Equity Fund, Common Stock Index Fund, Blended Small Company Stock Fund, International Equity Fund, Small Company Stock Fund, Value Equity Fund, Emerging Markets Equity Fund, MetLife Company Stock Fund and the SDA are stated at the aggregate value of units of participation. Such value reflects accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of the Company's investment expenses.

     Funds held in the Company's general account are invested in the Company's General Account Fund through a group annuity contract. Amounts are stated at the aggregate amount of accumulated transfers of forfeited non-vested account balances and interest earned thereon, less withdrawals to reduce matching contributions or pay certain plan administrative expenses, as discussed above. Interest is credited periodically in a manner consistent with the Company's general practices for allocating such income.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Management fees and operating expenses charged to the Plan for investments in the mutual funds held in the SDA are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses for investments in such mutual funds are reflected as a reduction of investment return on such investments.

     PAYMENT OF BENEFITS -- Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $800 and $819 at December 31, 2005 and 2004, respectively.

     TRANSFERS INTO THE PLAN -- Effective July 1, 2005, the Company acquired from Citigroup, Inc. ("Citigroup") certain subsidiaries: MetLife Insurance Company of Connecticut (formerly, The Travelers Insurance Company), and Trumbull Street Investments, LLC (collectively "Travelers"), which became Participating Affiliates of the Plan. The employees of Travelers were credited with service recognized by Citigroup for purposes of determining eligibility and vesting for future benefits under the Plan. Except to the extent that such employees have elected, subject to the terms of the Plan, to rollover their qualifying benefits from plans of Citigroup, the Plan has assumed no obligation for benefits due under plans of Travelers or Citigroup.

     EXCESS CONTRIBUTIONS PAYABLE -- The Plan is required to return contributions received during the Plan year in excess of the IRC limits. An immaterial amount of such excess contributions was required to be returned to participants for the year ended December 31, 2005.

     INVESTMENT ADVISORY AND MANAGEMENT FEES -- Except as they relate to the separate accounts underlying the group annuity contracts held within the Fixed Income Fund (Note 4), investment advisory and management fees are paid out of the assets of the Core Funds and are recognized as expenses of the Plan. As discussed above, the Plan records the group annuity contracts held in the Fixed Income Fund at contract value. Investment advisory and management fees related to the assets held under these contracts are charged to the underlying separate accounts. Since these fees are not applied against the recorded contract value of these contracts, they are not recognized as expenses of the Plan. Total investment advisory and management fees charged against such separate accounts were $4,272 for the year ended December 31, 2005.

     ADMINISTRATIVE EXPENSES - To the extent that administrative expenses paid by the Plan are allocated to the Fixed Income Fund, these amounts are charged against the separate accounts underlying the group annuity contracts and do not effect reported contract value of these assets. Accordingly, these amounts are not recognized as expenses of the Plan. Administrative expenses charged to such separate accounts were $263 for the year ended December 31, 2005.

3.   INVESTMENTS

     The following table represents the units of participation in (where applicable) and value of (stated at fair value unless otherwise noted) investments as of:

                                                                   December 31,
                                                 -----------------------------------------------
                                                          2005                     2004
                                                 ----------------------   ----------------------
                                                   Units        Value       Units        Value
                                                 ---------   ----------   ---------   ----------
Fixed Income Fund (at contract value)                        $2,139,920*              $2,036,336*
Equity Fund                                      2,085,720      504,149*  2,276,705      517,982*
Common Stock Index Fund                            135,764      426,523*    139,916      418,939*
Blended Small Company Stock Fund                   497,398       76,379     510,337       74,689
International Equity Fund                          542,483      111,512     451,056       78,242
Small Company Stock Fund                         1,126,933      195,242   1,174,864      190,901*
Value Equity Fund                                7,009,140      108,083   6,752,008      100,276
Emerging Markets Equity Fund                       701,064      149,333     509,216       79,261
MetLife Company Stock Fund                       7,967,208      193,813   6,229,118      125,673
Self-Directed Account - mutual funds                20,437       20,437      14,654       14,654
General Account Fund (at contract value)**                        2,351                       62
Loans to participants (at outstanding balance)                   56,846                   53,731
                                                             ----------               ----------
   Total investments                                         $3,984,588               $3,690,746
                                                             ==========               ==========

*    Represents five percent or more of net assets available for benefits.

**   Designed to hold Plan forfeitures.

     During the year ended December 31, 2005, the Plan's investments (stated at fair value and including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Equity Fund                                        $ 29,483
Common Stock Index Fund                              20,571
Blended Small Company Stock Fund                      3,589
International Equity Fund                            16,379
Small Company Stock Fund                             12,090
Value Equity Fund                                     4,141
Emerging Markets Equity Fund                         35,717
MetLife Company Stock Fund                           29,445
Self-Directed Account - mutual funds                  1,781
                                                   --------
   Net appreciation in fair value of investments   $153,196
                                                   ========

4.   INVESTMENT CONTRACTS WITH THE COMPANY

     The Plan has fully benefit-responsive group annuity contracts with the Company. The contracts are included in the financial statements at contract value as reported to the Plan by the Company. Contract value represents contributions made under the contract, plus interest at the rate guaranteed by the Company, less withdrawals, disbursements and loans to participants. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rates are based on a formula agreed upon with the Company and are reviewed annually for resetting, but may not be less than zero. The crediting interest rates and average yields for the investment contracts with the Company were 4.8% and 4.5% for the years ended December 31, 2005 and 2004, respectively. The crediting interest rates and average yields for The New England Financial Accumulation Account was 7.0% for both the years ended December 31, 2005 and 2004. There are no reserves against contract value for credit risk of the Company, as the contract issuer or otherwise.

     Assets held under the group annuity contracts with the Company are invested in various separate accounts. As part of the Fixed Income Fund, the Plan reported contract value for these group annuity contracts of $1,916,587 and $1,818,950 at December 31, 2005 and 2004, respectively. The fair value of the separate accounts underlying these contracts was $1,926,329 and $1,875,881 at December 31, 2005 and 2004, respectively. The fair value was determined as the sum of the products of the Plan's units of participation in each underlying separate account multiplied by the unit value of the respective separate account. The unit value of the separate accounts is calculated by and reported to the Company internally by the Investment Product and Delivery Group. Upon termination of an investment contract by the Company, as Plan sponsor, proceeds would be paid to the Plan at fair value for the benefit of the participants, provided fair value exceeds the guaranteed contract value. While the Company may elect to do so at any time, it does not currently intend to terminate any of these investment contracts.

     The New England Financial Accumulation Account represents a guaranteed investment contract through the general account of the Company. Accordingly, no quoted market valuation is readily available. The Fixed Income Fund includes a reported contract value for this contract of $223,333 and $217,386 at December 31, 2005 and 2004, respectively. The Company estimated the fair value of this contract to be $231,157 and $225,098 as of December 31, 2005 and 2004, respectively. This fair market value was estimated by discounting the related cash flows using the yield of the Moody's Baa Industrial Bond Index on the appropriate valuation date.

5.   TERMINATION OF THE PLAN

     While the Participating Affiliates intend that the Plan be permanent, each of the Participating Affiliates (with respect to that particular company) has the right to amend or discontinue it. In the event of termination of the Plan, each participant shall be fully vested in Company contributions made to the Plan, and have a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.

6.   FEDERAL INCOME TAX STATUS

     The Internal Revenue Service ("IRS") has determined and informed the Company by letter dated May 23, 2002 that the Plan is designed in accordance with the applicable requirements of the IRC. The Plan has been amended and restated since receiving such determination letter. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in material compliance with the applicable requirements of the IRC and the Plan Document and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements for the year ended December 31, 2005.

     In March 2002, the Company filed an application with the IRS concerning certain proposed changes to the administration of Plan loans during the 1998-2002 Plan years and the implementation of contribution suspensions following certain withdrawals during the 1999-2001 Plan years. In a letter from the IRS dated January 2004, the Company was informed that its application was accepted with no adverse effect on the Plan.

     In May 2004, a second application was filed with the IRS requesting approval of an alternative method relating to the above-noted contribution suspensions; this application is currently pending. The Company does not expect this application or the response thereto to have a material adverse effect on the Plan.

7.   RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of separate accounts managed by the Company or affiliates of the Company. The balances of these investments were $1,571,222 and $1,460,290 at December 31, 2005, and 2004, respectively. Net appreciation for these investments was $121,970 for the year ended December 31, 2005. The Company is the sponsor of the Plan and, therefore, transactions qualify as party-in-interest transactions. During the year ended December 31, 2005, the Plan paid to the Company or such affiliates and recognized as Plan expenses investment advisory and management fees of $5,980.

     Certain of the separate accounts underlying the group annuity contracts with the Company (Note 4) are also managed by the Company or affiliates of the Company. The balances of these investments were $1,926,329 and $1,875,881 at December 31, 2005 and 2004, respectively. Net appreciation for these investments was $44,830 for the year ended December 31, 2005. As discussed in Note 2 above, investment advisory and management fees related to these separate accounts are not charged against the reported contract value of these group annuity contracts and therefore are not recognized as expenses paid by the Plan. During the year ended December 31, 2005, the Company or its affiliates received investment advisory and management fees of $4,272 from these separate accounts.

     Certain participants, who are also employees of the Participating Affiliates, perform other non-investment related services for the Plan. Neither the employees nor the Participating Affiliates receive compensation from the Plan in exchange for these services.

     At December 31, 2005 and 2004, the Plan held 3,954,576 and 3,075,933 shares, respectively, of common stock of MetLife, Inc. with a cost basis of $132,889 and $91,041, respectively, through its investment in the MetLife Company Stock Fund. During the year ended December 31, 2005, the Plan recorded dividend income on MetLife, Inc. common stock of $1,976.

8.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits between the financial statements and the Form 5500, Schedule H, Part 1, Asset and Liability Statement as of:

                                              December 31,
                                        -----------------------
                                           2005         2004
                                        ----------   ----------
Net assets available for benefits per
   the financial statements             $3,984,588   $3,690,746
Benefits payable                              (800)        (819)
Cumulative deemed distributions of
   participant loans                        (1,610)      (1,641)
                                        ----------   ----------
Net assets per Form 5500, Schedule H,
   Part I, Line 1l                      $3,982,178   $3,688,287
                                        ==========   ==========

     The following is a reconciliation between total additions per the financial statements and total income per Form 5500. Schedule H, Part II, Income and Expense Statement for the year ended December 31, 2005:

Total additions per financial statements          $496,549
Transfers into the Plan, reported on Form 5500,
   Part II, Line 2l(1)                                (942)
                                                  --------
Total income per Form 5500, Schedule H,
   Part II, Line 2d                               $495,607
                                                  ========

     The following is a reconciliation between total deductions per the financial statements and total expenses per Form 5500, Schedule H, Part II, Income and Expense Statement for the year ended December 31, 2005:

Total deductions per financial statements      $202,707
Benefits payable at December 31, 2005               800
Benefits payable at December 31, 2004              (819)
Current year cumulative Deemed Distributions      1,610
Prior year cumulative Deemed Distributions       (1,641)
                                               --------
Total expenses per Form 5500, Schedule H,
   Part II, Line 2j                            $202,657
                                               ========

9.   SUBSEQUENT EVENTS

     Effective January 1, 2006, participants who are current employees of the Company or Participating Affiliates may make contributions to a Roth 401(k) feature on an after-tax basis. Additionally, the 2006 annual 401(k) employee contribution limit has increased to $15 for combined before-tax 401(k) and Roth 401(k) contributions and the 401(k) catch-up contribution limit for participants 50 or older in 2006 has increased to $5.

     On September 1, 2005, the Company purchased from Citigroup a 100% interest in CitiStreet Associates, a division of CitiStreet LLC. Employees of CitiStreet Associates became employees of the Company on January 1, 2006 and were credited with service recognized by Citigroup for purposes of determining eligibility and vesting for future benefits under the Plan. Except to the extent that such employees elect, subject to the terms of the Plan, to rollover their qualifying benefits from plans of Citigroup, the Plan will assume no obligation for benefits due under plans of Citigroup.

                                     ******

                  SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF
                 METROPOLITAN LIFE AND PARTICIPATING AFFILIATES

                    FORM 5500, SCHEDULE H, PART IV, LINE 4i,
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2005

                                        (c) Description of investment including maturity
(a) (b) Identity of issuer, borrower,       date, rate of interest, collateral,
        lessor, or similar party            par or maturity value                          (d) Cost       (e) Current value
-------------------------------------   -----------------------------------------          ---------      -----------------
                                                                                                          (in thousands)
*    Metropolitan Life Insurance        Group Annuity Contracts (**):
     Company                               GAC #11557                                        ***            $  330,665
                                           GAC #24888                                        ***               314,657
                                           GAC #28894                                        ***               792,116
                                           GAC #28895                                        ***               479,149
                                           GAC #25767 (NEF Accumulation Account)             ***               223,333
                                                                                                            ----------
                                        Total assets in group annuity contracts --
                                           Fixed Income Fund                                                 2,139,920
                                                                                                            ----------

*    Metropolitan Life Insurance        Separate Account Contracts:
     Company                               GAC #8550:

                                           Equity Fund -- 413                                ***               504,149
                                           Common Stock Index Fund -- MI                     ***               426,523
                                           Blended Small Company Stock Fund -- 334           ***                76,379
                                           International Equity Fund -- 79                   ***               111,512
                                           Small Company Stock Fund -- 307                   ***               195,242
                                           Value Equity Fund -- 267 (GAC #24959)             ***               108,083
                                           Emerging Markets Equity Fund -- 247
                                              (GAC #24960)                                   ***               149,333
                                           MetLife Company Stock Fund (GAC #25645)           ***               193,813
                                           Self-Directed Account (GAC #25768)                ***                20,437
                                                                                                            ----------
                                           Total assets held for investment in
                                              insurance company separate accounts                            1,785,471
                                                                                                            ----------

                                           GAC #28576 - General Account Fund                 ***                 2,351

*    Various participants                  Loans to participants (maturing 2005 to
                                           2019 with interest rates from 3.93% to 10.65%)    ***                56,846
                                                                                                            ----------
                                           Total assets available for benefits                              $3,984,588
                                                                                                            ==========

*    Permitted party-in-interest

**   At contract value

***  Cost has been omitted with respect to participant directed investments

                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Savings and Investment Plan for
                                        Employees of Metropolitan Life and
                                        Participating Affiliates


                                        By: /s/ MARGERY BRITTAIN
                                            ------------------------------------
                                        Name: Margery Brittain
                                        Title: Plan Administrator

June 27, 2006

                                  EXHIBIT INDEX

EXHIBIT
 NUMBER   EXHIBIT NAME
-------   ------------
  23.1    Consent of Independent Registered Public Accounting Firm